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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-140378

WebSafety, Inc.
(Exact name of registrant as speciﬁed in its charter)

2510 East Sunset Road, Suite 5-387, Las Vegas, NV 89120, (775) 464-1980
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(I)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(l)(i)	[ ]
Rule 12h-3(b)(l)(ii)	[ ]
Rule 15d-6	[X][1]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certiﬁcation or notice date: 172

Pursuant to the requirements of the Securities Exchange Act of 1934 WebSafety, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2019	By	/s/Rowland W. Day II
Rowland W. Day II, CEO

(1) WebSafety, Inc. (“WebSafety”) previously filed with the Securities and Exchange Commission (the “SEC”) a registration statement that became effective pursuant to the Securities Act of 1933 and, as a result thereof, became obligated to make filings required pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Thereafter, as a result of the application of the provisions of Section 15(d) of the Exchange Act, WebSafety’s duty to file under such section was automatically suspended. Notwithstanding the suspension of such duty, however, WebSafety continued to make such filings on a voluntary basis. Recently WebSafety made the decision to cease making these voluntary filings. Accordingly, WebSafety will no longer file any of the reports required pursuant to Section 13 of the Exchange Act.